CONFIDENTIAL TREATMENT REQUESTED

BY BARRACUDA NETWORKS, INC.: CUDA-0002

October 11, 2013

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs Luna Bloom Christine Davis Joyce Sweeney

Re:	Barracuda Networks, Inc. Registration Statement on Form S-1 File No. 333-191510 Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of Barracuda Networks, Inc., a Delaware corporation (the “Company”), and in connection with the submission of a letter dated September 5, 2013 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 23, 2013, relating to the Company’s Registration Statement on Form S-1 (File No. 333-191510), confidentially submitted to the Commission on July 29, 2013 and as revised and publicly filed on October 1, 2013 (the “Registration Statement”), we submit this supplemental letter to further address comments # 20 and 21 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a

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PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC

Commission Securities and Exchange Commission October 11, 2013 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY BARRACUDA NETWORKS, INC.: CUDA-0002

copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

20.	Please tell us when you determine your proposed IPO price, when you first initiated discussions with the underwriters, and when the underwriters first communicated their estimated price range and amount for your stock

The Company supplementally advises the Staff that, beginning on October 6, 2013, it initiated valuation discussions with the underwriters, and on October 10, 2013 representatives from Morgan Stanley & Co LLC, the lead underwriter for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, it anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), which takes into account an anticipated [***] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). Prior to October 6, 2013, the underwriters did not deliver the Preliminary Price Range for the initial public offering.

The Company expects to include the Preliminary Price Range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. This price range is subject to further revision based on market conditions, business developments and other factors.

21.	When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company supplementally advises the Staff that the Company’s board of directors determined that the fair value of its common stock for awards granted on October 10, 2013 was $6.54 per share or $[***] per share after giving effect to the Reverse Stock Split. At the time of the grants on October 10, 2013, the Company’s board of directors carefully considered all relevant information available to it, including preliminary valuation discussions with the underwriters and the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”), which Valuation Report concluded that, as of August 31, 2013, the fair market value of the Company’s common stock was $6.54 per share. The board of directors determined that there were no material changes in the Company’s business since August 31, 2013, or in the assumptions upon which the Valuation Report was based, that affected the fair value of its common stock. The fair value of the Company’s common stock, as determined by the Company’s board of directors on October 10, 2013, is $[***] per share, after giving effect to the Reverse Stock Split, [***] the midpoint of the Preliminary Price Range. This amount is not materially different from the midpoint of the Preliminary Price Range.

Furthermore, the Valuation Report used a probability-weighted expected return method and weighted a near-term completion of an IPO scenario as a 49% probability. The Valuation Report also reflects a 5% discount for lack of marketability for the near-term completion of an IPO scenario. Without applying this discount and weighting the near-term completion of an IPO scenario at 100%, the fair value of the Company’s common stock would have been $[***] per share, after giving effect to the Reverse Stock Split, or $[***] per share [***] the top of the Preliminary Price Range.

As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accounts Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as

Commission Securities and Exchange Commission October 11, 2013 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY BARRACUDA NETWORKS, INC.: CUDA-0002

Compensation (the “AICPA Practice Guide”). As of October 10, 2013, the Company’s board of directors consisted of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuation mentioned above.

* * * *

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me at (650) 565-3765 or my colleague, Andrew D. Hoffman, at (650) 849-3240 if you have any questions regarding the foregoing. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

Enclosures

cc:	William D. Jenkins, Jr.
David Faugno
Diane C. Honda
Barracuda Networks, Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson
Jeffrey R. Vetter
William L. Hughes
Fenwick & West LLP